Exhibit 12.1

GATX Corporation and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges (Unaudited)

(In Millions, Except for Ratios)

	Six Months Ended June 30	Year Ended December 31
	2013	2012	2011	2010	2009	2008
Earnings available for fixed charges:
Income before income taxes and share of affiliates earnings	$56.9	$143.8	$107.6	$59.3	$78.9	$177.0
Add (deduct):
Dividends from affiliates	11.5	35.1	29.2	36.6	36.0	56.2
Total fixed charges	113.7	227.0	232.6	234.5	236.9	230.2

Total earnings available for fixed charges	$182.1	$405.9	$369.4	$330.4	$351.8	$463.4

Fixed charges:
Interest expense	$85.2	$168.5	$169.6	$167.3	$168.0	$151.6
Interest portion of operating lease expense	28.2	58.5	62.9	67.1	68.8	78.5
Preferred dividends on pre-tax basis	0.3	—	0.1	0.1	0.1	0.1

Total fixed charges	$113.7	$227.0	$232.6	$234.5	$236.9	$230.2

Ratio of earnings to fixed charges	1.60	1.79	1.59	1.41	1.49	2.01